UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2003

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F     X         Form 40-F

(Indicate by check mark whether the registrant
by furnishing the information contained in this
form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.)

Yes                No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Derivatives Open Interest Balance

We hereby inform you that KT Corporation (the “Company” and NYSE symbol: KTC)’s position in derivatives has changed. Details are as follows:

1.	Derivative product: KT Freetel equity swap.

2.	Open interest balance reported prior to change (a + b): Won 589,045 million.

(a)	Buying amount: Won 589,045 million.

(b)	Selling amount: none.

3.	Additional derivative product contracted (a + b): Won 100,000 million.

(a)	Buying amount: Won 100,000 million.

(b)	Selling amount: none.

4.	Total amount of open interest balance following the additional contract: Won 689,045 million.

(a)	Buying amount: Won 689,045 million.

(b)	Selling amount: none.

5.	Contract details:

●	The Company entered into a contract with Salomon Brothers International Ltd. (“SBIL”) on December 31, 2002.

●	Outline of contract: SBIL will sell common shares of KT Freetel to the Company after purchase from January 2, 2003 to March 20, 2003.

●	Contract amount: Won 100,000 million.

●	Maturity: March 20, 2003 or the date when the total amount of common shares of KT Freetel purchased by SBIL exceeds the contract amount.

●	Settlement: the Company will purchase common shares of KT Freetel from SBIL at the closing price on the maturity date.

Addition of an Affiliated Company

We hereby inform you that KTF Technology has been designated as an affiliate of the Company by the Fair Trade Commission. Details are as follows:

1.	Affiliated company:

●	Name: KTF Technology.

●	Paid-in capital: Won 4,130 million.

●	Business area: development of mobile handsets.

●	Share ownership: KT Freetel owns 57% of common shares of KTF Technology.

2.	Reason for addition: the Fair Trade Commission designated KTF Technology as an affiliate of the Company on January 2, 2003.

Share Repurchase

We hereby inform you that the board of directors of KT Corporation (the “Company” and NYSE symbol: KTC) has resolved to repurchase the Company’s common shares held by SK Telecom as follows:

1.	Number of common shares of the Company to be repurchased: 14,353,674 common shares held by SK Telecom.

2.	Price of shares to be repurchased: Won 50,900 per common share.

3.	Total amount of repurchased shares: approximately Won 730,602 million.

4.	Scheduled date of share repurchases: January 10, 2003.

5.	Securities firm designated to repurchase shares: LG Securities.

6.	Date of board resolution: January 6, 2003.

7.	Date of relevant disclosure: the Company filed Form 6-K on November 18, 2002 and December 20, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 7, 2003

KT Corporation

By:	/s/ Joong - Soo Nam
Name: Joong - Soo Nam Title: Executive Vice President and Chief Financial Officer